UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 12b-25

NOTIFICATION OF LATE FILING

BELLA PETRELLA’S HOLDINGS, INC.	333-169145
(Full Name of Registrant)	(Commission File Number)

Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form N-SAR	Form N-CSR

For Period Ended:	February 29, 2012 (Third Quarter)

[___] Transition Report on Form 10-K
[___] Transition Report on Form 20-F
[___] Transition Report on Form 11-K
[___] Transition Report on Form 10-Q
[___] Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Bella Petrella’s Holdings, Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	9085 Charles E. Limpus Road
City, State and Zip Code	Orlando, Florida 33836

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort orexpense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  thefollowing should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subjecta report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

The registrant expects to be unable to file the report on Form 10-Qfor the fiscal third quarter ended February 29, 2012 for the following reasons:

The registrantdos not expect to be able to respond with appropriate changes and modifications to the quarterly report in response to comments provided by its independent accountant in its review of the financial statement and information to be contained in the quarterly report in time for the registrant to timely file the quarterly report.  The registrant expects to file the quarterly report within the time period permitted by this Notice of Late Filing.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to thisnotification:

William R. VanHook, Jr.	727	418-0814
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of theSecurities Exchange Act of 1934 or Section 30 of the Investment Company Actof 1940 during the preceding 12 months or for such shorter  period that theregistrant was required to file such report(s) been filed? If the answer isno, identify report(s).

[ X ] Yes [   ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portionthereof?

[    ] Yes  [ X ] No

Bella Petrella’s Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by theundersignedthereunto duly authorized.

Date:April 12, 2012	By:/s/ John V. Whitman, Jr.
John V. Whitman, Jr.
Chief Executive Officer